

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2023

Claudius Tsang
Chairman, Chief Executive Officer and Chief Financial Officer
ASPAC I Mini Acquisition Corp.
Level 39, Marina Bay Financial Centre
Tower 2, 10 Marina Boulevard
Singapore, 018983

> **Re: ASPAC I Mini Acquisition Corp.**
> **Amendment No. 2 to Draft Registration Statement on Form F-4**
> **Submitted on August 15, 2023**
> **CIK No. 0001981662**

Dear Claudius Tsang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus, page 20

1. We note your revised disclosure in response to comment 3, which we reissue in part. Per the last sentence of comment 2 of the Division of Corporation Finance's Sample Letter to China Based Companies issued by the Staff in December 2021, please revise the Summary to address the legal and operational risks highlighted on the cover page, including whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally,

disclose in the Summary, not just the cover page, that regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau specifically have or may impact NewGenIvf's ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange. Please further clarify that the legal and operational risks associated with China also apply to operations in Hong Kong. Here or elsewhere, provide more detail regarding the application of China's Basic Law's Annex III, as it applies to Hong Kong.

2. We note your response to comment 4 and your statement on page 36: "In the event that the Trial Measures are applicable to NewGenIvf or its subsidiaries, if NewGenIvf or its subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and NewGenIvf and/or NewGenIvf's subsidiaries are required to obtain such permissions or approvals in the future, the relevant governmental authorities would have broad discretion in dealing with such violation...." Please expand this disclosure to discuss all permissions or approvals that may be required from Chinese authorities to operate NewGenIvf's business and to offer the securities being registered to foreign investors, not just with respect to the Trial Measures.

Risk Factors, page 40

3. It appears that NewGenIvf has recently restated its financial statements. Please add risk factor disclosure regarding the risks associated with this restatement.

Proposal No. 2 - The Acquisition Merger Proposal
Background of the Business Combination, page 104

4. We note your response to comment 8 and reissue in part. Please provide more detail regarding the process of narrowing the original 20 potential target companies to 10 potential targets and again to four candidates, to include NewGenIvf.

5. To the extent that any persons associated with Seazen Resources Investment Limited were involved in the negotiations and discussions with NewGenIvf please revise to describe this involvement.

Operational Projections and Assumptions, page 114

6. In response to prior comment 11 you set forth that the Updated Model projections were originally prepared based on NewGenIvf's revenue recognition policy [...] in accordance with U.S. GAAP. Therefore, the projections were originally based on a revenue recognition policy that differed from the method employed by WWC, P.C. Subsequent to the issuance of the fairness opinion by IJW, NewGenIvf prepared a further updated version of the projections that is consistent with WWC, P.C.'s approach towards revenue recognition ("Final Model"). The projections in the Final Model deferred revenue in accordance with the revenue recognition policy used by NewGenIvf in its financial

statements.... Please clarify (i) what you mean by a revenue recognition policy employed by WWC, P.C. and (ii) whether the revenue recognition policy currently underlying the projections complies with U.S. GAAP and is the same revenue recognition policy as applied in the 2022 and 2023 financial statements.

Interests of Certain Persons in the Business Combination, page 124

7. We note your revised disclosure to comment 13 and reissue the comment. Please state whether any ASCA director disclosed any interest in the potential business combination with NewGenIvf as it was being put forth to the board of directors. Additionally, in general, please revise to clarify how each board member considered their obligations and conflicts of interest in discovering, negotiating, and recommending the business combination.

Material U.S. Federal Income Tax Consequences, page 134

8. We note your response to comment 14. While you have deleted the tax consequences to NewGenIVF shareholders, your discussion under "U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders" continues to state that "if the Reincorporation Merger qualifies as a "reorganization" under the provisions of Section 368 of the Code, and provided that it is not treated as an indirect stock transfer, a U.S. Holder that exchanges its ASCA securities pursuant to the Reincorporation Merger should not recognize gain or loss on the exchange of ASCA securities for PubCo securities" and "[i]f the Reincorporation Merger fails to qualify as a "reorganization" within the meaning of Section 368 of the Code, and subject to the PFIC rules discussed below under the heading "— Passive Foreign Investment Company Status," a U.S. Holder that exchanges its ASCA securities for PubCo securities in the Reincorporation Merger will recognize gain or loss…." As a result, it appears that tax consequences may be material to shareholders. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing.

Revenue, page 177

9. We have reviewed your revised disclosure in response to prior comment 17. Please quantify the actual impact of sales price changes and of foreign currency rate fluctuations on your 2021 versus 2022 revenue variances. Also address the reason for the increase in revenue per customer. Quantify any material change in the numbers of medical services performed in each period and correlate that change to the revneue variance. See the guidance in Item 5.A. of Form 20-F.

Liquidity and Capital Resources, page 182

10. We have reviewed your revised disclosure in response to prior comments 18 and 25, and note that $0.7 million of the amount owed by Mr. Siu and his spouse can be offset by

dividends that have already been approved by NewGenIvf's Board -- which they presumably control as principal shareholders. Consequently, it appears that the $.7 million should be accounted for as a capital distribution and deducted from equity instead of as an asset. Please revise your presentation of these amounts so they are a deduction from shareholders' equity. Refer to SAB Topic 4:G, by analogy. In addition, please revise your disclosure to state the date that the other $.7 million amount was repaid in cash. We may have further comments after the repayment agreement is filed.

Unaudited Pro Forma Condensed Combined Financial Statements, page 189

11.   We note in response to prior comment 19 you have presented a pro forma balance sheet as of March 31, 2023. Please remove the pro forma balance sheet as of December 31, 2022. As it relates to the March 31, 2023 pro forma balance sheet, please change the label from total shareholder's equity to total shareholders' equity (deficit) and put parenthesis around the $4,895,364. In addition, please provide pro forma statement of operations for the interim period through March 31, 2023, or any updated period provided in the filing. Refer to Rule 11-02(c)(2) of Regulation S-X.

Compensation of Directors and Executive Management, page 216

12.   In response to prior comment 21 we note revised disclosure that "none of Mr. Siu, Wing Fung Alfred, Ms. Fong, or Hei Yue Tina received any compensation for their respective services for the years ended December 31, 2021 and 2022." We also note that these individuals holder officer positions, including Chief Executive Officer and Chief Marketing Officer. Please revise NewGenIvf's financial statements to reflect the value of the services provided by these executive officers for the years presented, recorded as an operating expense and additional paid-in capital. Refer to SAB Topic 1:B and 5.T.

13.   Please disclose the page 216 compensation amounts in US dollars. Also, if you expect that the compensation amounts disclosed herein may change significantly after consummation of the Business Combination, then please disclose this uncertainty in a risk factor, and in a note to the pro forma financial statements, and in MD&A.

Security Ownership of Certain Beneficial Owners and Management, page 222

14.   Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by Seazen Resources Investment Limited on page 223.

You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Giovanni Caruso, Esq.